Via Facsimile and U.S. Mail
Mail Stop 6010

July 13, 2007

Ms. Rita M. O'Connor
Chief Financial Officer
Adams Respiratory Therapeutics, Inc.
4 Mill Ridge Lane
Chester, NJ 07930

Re: Adams Respiratory Therapeutics, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2006
Filed September 28, 2006
File No. 000-51445

Dear Ms. O'Connor:

        We have reviewed your response letter dated April 3, 2007 and June 20, 2007 and
have the following comments. Where indicated, we think you should revise your Form
10-K for the fiscal year ended June 30, 2006 in response to these comments. If you
disagree, we will consider your explanation as to why our comment is inapplicable or a
revision is unnecessary. Please be as detailed as necessary in your explanation. In some
of our comments, we ask you to provide us with information so we may better understand
your disclosure.

Form 10-K – June 30, 2006

Item 7. Management's Discussion and analysis of Financial Condition and Results of
Operations, page 44

Critical Accounting Policies and Estimates, page 46

    1. The summary table of activities relating to cash discounts and trade promotions that is
        provided in your response dated April 3, 2007 still does not indicate the accuracy of
        estimates. Please provide a table that separately quantifies those adjustments made in
        current periods related to estimates made in preceding periods.

Consolidated Financial Statements, page F-1

Delsym Trademark, page F-9

2. Refer to your response to comment three, dated April 3, 2007. In order to evaluate the appropriateness of this asset as having an indefinite life, please clarify whether UCB is prohibited from manufacturing a similar product under a generic brand and whether you have the right to unilaterally renew the supply agreement indefinitely. If not in either case, please explain to us why you believe that the trademark has an infinite life.

3. Refer to your response to comment three, dated June 20, 2007. Acquired intangible assets should be recorded at fair value. Fair value is what a market participant would pay. Accordingly, we believe that in the Delsym acquisition, value would be allocated to the overlapping customers and marketing materials. Please revise your financial statements accordingly.

* * * *

As appropriate, please amend your Form 10-K for the year ended June 30, 2006 and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Keira Ino, Staff Accountant, at (202) 551-3659 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have questions regarding the comments. Please contact me at (202) 551-3679 with any other questions.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant